EX-28.h.4.m

FORM OF EXPENSE ASSUMPTION AGREEMENT

EXPENSE ASSUMPTION AGREEMENT made this ___ day of _________, 201_, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the Global Social Core Equity Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolios, and for which Dimensional receives no compensation; and
WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Expense Assumption by Dimensional.  Dimensional agrees to assume all or a portion of the ordinary other expenses of the Institutional Class of the Portfolio to the extent necessary to limit the ordinary operating expenses of the Institutional Class of the Portfolio (including expenses incurred through its investment in other investment companies but excluding the expenses that the Portfolio incurs indirectly through investment of its securities lending cash collateral in the Money Market Series) (“Portfolio Expenses”) to 0.36% of the average net assets of the Institutional Class of the Portfolio on an annualized basis (the “Expense Limitation Amount”). The maximum amount assumed under this assumption agreement is the full amount of the ordinary other expenses incurred directly by the Portfolio and, accordingly, it is possible for the net Portfolio Expenses of the Portfolio to exceed the Expense Limitation Amount under certain circumstances.

2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses of a class of the Portfolio are less than the Expense Limitation Amount for such class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.
4.
Duration and Termination. This Agreement shall begin on _______, 201_ and shall continue in effect until ______, 201_, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Investment

Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

Dated:

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